Exhibit 99.2

MDA Space Ltd.

Management’s Discussion and Analysis

For the Third Quarters and Nine Months Ended

September 30, 2026 and 2025

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3

NON-IFRS FINANCIAL MEASURES	4

COMPANY OVERVIEW	6

INDUSTRY OVERVIEW AND TRENDS	7

COMPETITIVE STRENGTHS	7

GROWTH STRATEGIES	7

QUARTERLY HIGHLIGHTS	8

FINANCIAL OVERVIEW	10

RESULTS OF OPERATIONS	12

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES	17

FINANCIAL INSTRUMENTS	19

OFF-BALANCE SHEET ARRANGEMENTS	19

TRANSACTIONS BETWEEN RELATED PARTIES	19

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS	19

RECENT ACCOUNTING PRONOUNCEMENTS	20

SUMMARY OF QUARTERLY RESULTS	21

CONTROLS AND PROCEDURES	21

RISK FACTORS	22

OUTSTANDING SHARE INFORMATION	24

ADDITIONAL INFORMATION	24

GLOSSARY OF TERMS	25

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (MD&A) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition of MDA Space Ltd. (the “Company”, “we”, “MDA Space” or “MDA”) as at September 30, 2026 and its consolidated operating results for the three and nine months ended September 30, 2026 and 2025. The MD&A should be read in conjunction with the cautionary statement regarding forward-looking information below, as well as the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (2025 Audited Financial Statements) filed on SEDAR+ at www.sedarplus.ca. All dollar amounts are expressed in Canadian Dollars (CAD) except where otherwise specified and all numbers are in millions, unless otherwise specified or for per share amounts or ratios. References to “Q3 2026” or “this quarter” are to the fiscal quarter ended September 30, 2026 and references to “Q3 2025” are to the fiscal quarter ended September 30, 2025. The MD&A is current to November 5, 2026, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events. Discussions containing forward-looking information may be found, among other places, under the headings “Industry Trends”, “Outlook”, “Growth Strategies” and “Financial Overview” in this MD&A. In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward- looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward- looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. These assumptions include, among others, our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules, regulations.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Given these risks, uncertainties and assumptions, readers should not place undue reliance on the forward-looking information. Whether actual results, performance, or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors. For additional information with respect to certain of these risks or factors, reference should be made to those described in this MD&A and to the 2025 Audited Financial Statements, together with those described and listed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) available on SEDAR+ at www.sedarplus.ca, which factors should not be considered exhaustive.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results might vary materially from those anticipated in the forward-looking information. Although the Company bases the forward-looking information on assumptions that it believes are reasonable when made, the Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this MD&A. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this MD&A, those results or developments may not be indicative of results or developments in subsequent periods.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-3

Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this MD&A speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

NON-IFRS FINANCIAL MEASURES

This MD&A refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including earnings before interest, taxes, depreciation and amortization (EBITDA), Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share (adjusted EPS), Order Bookings, Net Debt (Cash) and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses to assess the impact of potential strategic investing or financing opportunities. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is used by financial institutions to measure borrowing capacity.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs and finance income. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) gain or loss on financial instruments, iii) equity-settled share-based compensation expenses, iv) share of profit or loss of equity-accounted investees, v) acquisition, integration and reorganization costs, and vi) other items that may arise from time to time. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance on a consistent basis reflecting factors and trends affecting our business.

For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Reconciliation of Non-IFRS Measures”.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income and Adjusted Earnings per Share (Adjusted EPS) are supplemental measures used by management and other users of our financial statements to assess the financial performance of our business adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) gain or loss on financial instruments, iv) equity settled share-based compensation expenses, v) share of profit or loss of equity-accounted investees, vi) acquisition, integration and reorganization costs, and vii) other items that may arise from time to time.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-4

For a reconciliation of Adjusted Net Income to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Results of Operations”.

Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding.

Order Bookings

Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue.

Net Debt (Cash)

Net Debt (Cash) is the total carrying amount of long-term debt including current portions, as presented in the Q3 2026 Financial Statements, less cash and excluding any lease liabilities. Net Debt (Cash) is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately.

Free Cash Flow

Free Cash Flow is a supplemental measure used by management and other users of our financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-5

COMPANY OVERVIEW

We are a trusted mission partner for the world’s most advanced space programs, delivering a suite of dual-use technology and services to civil, commercial, defence and national security customers. Our deep engineering expertise, broad portfolio of space system capabilities, and end-to-end mission experience make us the partner of choice for government and private-sector clients. We leverage these capabilities to enable next-generation space-based communications that empower our hyper-connected world; to build and operate critical space infrastructure for exploration, scientific research and on-orbit servicing; and to develop, operate and deliver data and analytic services from both Earth and space observation satellites and ground infrastructure. In an era where industries, technologies, people, and places are impacted every day by space technology, our mission is to build the space between proven and possible and to provide the space economy with our trusted flight-tested, and human-rated solutions.

We have three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions positions our customers to achieve mission success. We are differentiated by factors including:

•	our long track record of mission success and innovation in space spanning over 55 years and more than 450 successful space missions;

•	our global reach, with operations and significant customer base in Canada and the United States and expanding customer base in the United Kingdom, and other markets;

•	our profitable operations, strong liquidity and disciplined capital structure that enables pursuit of market growth opportunities;

•	the breadth of our customer relationships, with a diversified civil government, defence and commercial customer base;

•	our experienced team of over 4,000 colleagues, comprised of experienced space engineers, scientists, technicians, business and space industry leaders, which includes approximately 2,000 engineers;

•	our extensive portfolio of intellectual property and technologies including over 60 trademarks and over 700 patents which underpin our development capabilities and products, systems and services;

•	consistent investment in research and development (R&D) and innovation, ranking us in the top 35 corporate R&D investors in Canada; and

•	some of the most advanced equipment and facilities in the industry.

In Satellite Systems, we partner on or prime space communication missions across low Earth orbit (LEO), medium Earth orbit (MEO), and geosynchronous equatorial orbit (GEO), in addition to providing a range of satellite subsystems and communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, direct-to-device satellite communication, and Internet of Things (IoT) connectivity across the full communication frequency spectrum. In addition, we also develop and build Earth observation (EO) satellites. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support and operate these missions remotely. In Geointelligence, we operate EO and space observation missions, as well as provide key products in the areas of EO synthetic aperture radar (SAR) data and services, EO ground stations and multi-sensor fusion-based analytics products and services. All of these activities serve a wide range of use cases, including in the areas of national security, maritime surveillance, and climate change monitoring. Also within Geointelligence, our capabilities include non-space defence applications focusing on C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) solutions. A more in-depth description of our individual business areas can be found in the Company’s most recent AIF, which is available on SEDAR+ at www.sedarplus.ca.

Our established position as a trusted mission partner can be traced to our investment in our people as well as our broad suite of technology and full lifecycle services. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services, enabling valuable customer intimacy that drives repeat revenue opportunities.

Our market position allows us to serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. Our long and proven track record enables us to compete successfully for major space projects globally and to continue to grow our customer base beyond Canada. As an independent supplier of space technology products, we are also able to pursue a larger set of opportunities with U.S. prime contractors, which we believe can meaningfully enhance our revenue potential from U.S. government space programs.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-6

INDUSTRY OVERVIEW AND TRENDS

All over the world, governments, defence agencies and corporations are finding new and valuable ways of using the capabilities of space to make the world a safer, healthier and more connected place. The benefits of space-based solutions are expected to grow significantly in the coming years, driven by continuous government and commercial investment in the increasing capabilities enabled by a burgeoning space economy. The space economy reached US$6261 billion in 2025 and is projected to surpass US$1.82 trillion by 2035. This growth is driven by a confluence of factors, including significant commercial and government investment, private sector innovation, and a profound transformation in the global economic and geopolitical landscape. As the world becomes increasingly interconnected and reliant on data-driven technologies, the strategic importance of space is intensifying.

Key trends that are impacting the space industry include:

•	Lower costs and new technologies are driving the commercialization of space;

•	Space is enabling global connectivity;

•	Space is critical to national defence and security;

•	Robotics and on-orbit infrastructure is critical to the expanding Earth to Moon economy and future of space;

•	Earth observation is critical to improving global sustainability and economic productivity; and

•	Space exploration is becoming interplanetary.

COMPETITIVE STRENGTHS

While the markets we serve are competitive, we believe that we are well positioned to provide differentiated solutions to customers, driven by the following competitive strengths:

•	A trusted mission partner with a track record of execution;

•	Specific expertise and technological resources tailored for the new space economy;

•	Agility and scale position us to serve customers of all levels of size and experience;

•	Deep team with a winning culture; and

•	Entrepreneurial go-to-market strategy.

GROWTH STRATEGIES

With established industry leadership in diverse space markets, we are currently executing on specific strategies that will allow us to capitalize on the multiple waves of growth in the expanding space market. The primary pillars of our strategy include:

•	Investing in next generation space technology and services;

•	Expanding our presence in attractive markets and geographies;

•	Scaling and expanding operations, skills and talent;

•	Executing strategic mergers, acquisitions and partnerships to complement organic growth; and

•	Leveraging our incumbent position as Canada’s national defence and space champion and as a trusted supplier to partners and allies globally.

1 Source: Global Space Economy Reaches $626 Billion, Marking a New Phase of Growth, Spacenews, January 29, 2026

2 Source: World Economic Forum: The $1.8 Trillion Opportunity for Global Economic Growth, April 8, 2024

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-7

QUARTERLY HIGHLIGHTS

•	Backlog of $3.9 billion at quarter-end provides revenue visibility for 2027 and beyond. This compares to $4.4 billion as of Q3 2025 and inline with Q2 2026.

•	Revenues of $498.1 million in Q3 2026 were up 21.5% year-over-year driven by higher volumes within Satellite Systems and Geointelligence.

•	Adjusted EBITDA of $96.0 million in Q3 2026 increased 15.9% year-over-year driven by higher volumes of work. Adjusted EBITDA margin of 19.3% in Q3 2026 is consistent with the Company’s full year margin guidance of 18%-20%.

•	Adjusted net income in Q3 2026 was $60.4 million increasing 26.1% year-over-year driven by the higher gross profit, partially offset by investments in SG&A. Adjusted diluted earnings per share of $0.37 in Q3 2026 increased 0.7% year-over-year driven by higher adjusted net income partially offset by higher average shares outstanding following the Company’s initial public offering on the New York Stock Exchange in March 2026 and subsequent bought deal public offering in July 2026.

•	Operating cash flow was $106.2 million in Q3 2026 compared with $32.8 million in Q3 2025. The year-over- year increase in operating cash flow was primarily due to positive working capital contribution in the quarter.

•	Free cash flow was $61.6 million in Q3 2026 compared to $(36.7) million in Q3 2025. The year-over-year increase was driven by higher operating cash flow as a result of the aforementioned working capital contribution in addition to lower capital expenditures.

•	Net cash position was $1,328.0 million at the end of Q3 2026 compares to a net debt position of $120.0 million as of December 31, 2025. The improved net cash position was largely driven by net proceeds received through the aforementioned common share issuances and a senior unsecured notes offering, which was completed in August 2026. The Company intends to draw on this cash position to fund its acquisitions of Collecte Localisation Satellites (CLS) and Blue Canyon Technologies LLC (BCT).

•	In the third quarter, notable activities included the following:

◦	Following completion of the applicable French works council process, MDA Space entered into the definitive securities purchase agreement in connection with the acquisition of a majority interest in CLS, a leading global provider of AI-driven Earth observation value-added services and satellite IoT solutions, where MDA Space would acquire an approximate 70% interest in CLS from the shareholders of CLS’s parent company, for approximately €567 million (C$920 million) in cash (subject to adjustments). The Centre national d’études spatiales (“CNES”), the French space agency, would retain approximately 30% interest in CLS. Once completed, the transaction is expected to significantly complement existing and next generation MDA Space investments in Earth and space observation assets, ground stations and associated data and analytics with core monitoring and forecasting applications.

◦	Completed a bought deal public offering pursuant to which a syndicate of underwriters purchased 23,000,000 common shares of MDA Space at a price of US$35.60 per share, resulting in aggregate gross proceeds of $1,151.8 million (US$818.8 million). The Company intends to use the net proceeds of the offering to fund a portion of the purchase price of its acquisition of CLS.

◦	Completed an offering of $600 million aggregate principal amount of 6.50% senior unsecured notes due August 5, 2033 (the “Notes”). The Notes were issued at a price of $1,000 per $1,000 principal amount and constitute senior unsecured obligations of the Company. The Company intends to use the net proceeds from the offering to fund a portion of the purchase price of its acquisition of BCT.

◦	Announced that MDA Space will be supplying Telesat LEO ULC, a division of Telesat Corporation, with additional MDA AURORATM next-generation broadband satellites, coinciding with the operator’s announcement that it is expanding the Telesat Lightspeed low Earth orbit constellation. For MDA Space, this represents an increase of 27 satellites to the previously announced 198 satellites being manufactured for the Telesat Lightspeed LEO constellation. As a result, the Company has increased the total value of the contract by $474 million, which includes the new satellites, the addition of 500 MHz of military Ka-band to Lightspeed satellites currently being built, replacing the same amount of commercial Ka-band spectrum, and other long-lead items.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-8

◦	The Canadian Space Agency (“CSA”) announced it intends to repurpose Canadarm3 investments to support the next phase of lunar exploration as part of the Artemis Program. Building on technologies and expertise gained through the Canadarm3 project, the CSA continues to collaborate with the Company to adapt work underway to support a wide range of complex lunar operations.

◦	Appointed John Farrell and Stephen Spengler to the company’s Board of Directors. Mr. Farrell has served as Executive Vice-President and Chief Operating Officer of Magna International Inc. since December 2024. Mr. Spengler is a retired global telecommunications and satellite industry executive with nearly 40 years of experience in the media, mobility, broadband, government and internet sectors.

◦	Opened the MDA CHORUS™ Control Centre near Montréal, Québec. The new control centre will serve as the operational hub for MDA CHORUS™ satellite operations, marking a significant step towards operational readiness ahead of the upcoming launch of MDA CHORUS™. The MDA CHORUS™ Control Centre consolidates satellite mission operations expertise, bringing together the teams and systems that will manage MDA CHORUS™ in a purpose-built control environment. The facility is equipped to support the full scope of satellite operations, from command and control to mission assurance and Earth observation data delivery.

◦	Confirmed the successful deployment of the initial eight replenishment satellites for Globalstar Inc.’s existing low Earth orbit constellation. The satellites were launched aboard a SpaceX Falcon 9 rocket marking a defining moment in MDA Space’s history, as these LEO satellites are the first to be delivered by MDA Space as a prime contractor for commercial communications constellations.

◦	Introduced MDA Space LaunchPad Ventures, a new strategic program focused on identifying and investing in Canadian small and medium businesses developing space and defence technologies. MDA Space LaunchPad Ventures is focused on helping Canadian innovators scale solutions that equip, sustain, and modernize the Canadian Armed Forces and Allied Forces. The program has identified 25 focus areas for investment aligned to Canada’s strategic sovereign priorities.

◦	Introduced MDA AURORA™ BLACK, an extension of the company’s MDA AURORA™ software- defined satellite product line, purpose-built to deliver secure, resilient, and agile communications for government and military customers. MDA AURORA™ BLACK adds layers of protection and resilience against cyber, physical and other evolving threats, ensuring reliable connectivity for defence operations. Enhanced features such as a secure end-to-end connection, onboard anti-jamming capabilities, resistance to GPS spoofing, and perimeter and proximity sensing offer elevated mission assurance in contested environments.

◦	Unveiled an end-to-end MDA CHORUS™ Earth observation (EO) product portfolio ahead of the upcoming launch of the MDA CHORUS™ constellation later this year. The introduction of MDA CHORUS™ COMMAND, MDA CHORUS™ COMMAND PRO and MDA CHORUS™ INTELLIGENCE offers customers a complete portfolio to customize, manage and control their geointelligence workflow, from data collection planning to tasking to decision-ready insight.

◦	Announced the filing with the Toronto Stock Exchange (the “TSX”), and acceptance by the TSX, of its notice of intention to make a normal course issuer bid (the “NCIB”). Pursuant to the NCIB, MDA Space is entitled to purchase for cancellation up to 8,106,539 common shares (“Shares”) over a 12-month period, representing approximately 5% of the issued and outstanding Shares as of September 11, 2026, being 162,130,797 Shares. The Company has also entered into an automatic share purchase plan with a broker to facilitate repurchases of its Shares during times when the Company is otherwise restricted from repurchasing Shares under applicable securities laws.

•	Subsequent to quarter-end, notable activities include the following:

◦	Entered into an agreement with Thales Alenia Space to begin work on MDA AURORA™ broadband digital phased array antennas and digital antenna controller for the 66 “Layer 1” IRIS² (Infrastructure for Resilience, Interconnectivity and Security by Satellite) satellites in low Earth orbit. The authorization to proceed agreement is valued at more than $100M. The definitive contract for MDA Space’s full scope of work is subject to contract finalization.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-9

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars, except per share data)	2026	2025	2026	2025
Revenues	$498.1	$409.8	$1,460.8	$1,134.1
Gross profit (1)	125.9	108.0	367.0	282.3
Gross margin	25.3%	26.4%	25.1%	24.9%
Adjusted EBITDA	96.0	82.8	282.9	227.7
Adjusted EBITDA Margin	19.3%	20.2%	19.4%	20.1%
Adjusted Net Income (1)	60.4	47.9	162.9	135.6
Adjusted Diluted EPS (1)	$0.37	$0.37	$1.11	$1.05

Note: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income and Adjusted Diluted EPS are non-IFRS measures (discussed in the Non-IFRS Measures section)

(1) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

	As at
(in millions of Canadian dollars, except for ratios)	September 30, 2026		December 31, 2025
Backlog	$3,949.1		$4,012.9
Net debt (cash) to TTM Adjusted EBITDA ratio	(3.5	)x	0.4	x

REVENUES BY BUSINESS AREA

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Satellite systems	$358.3	$283.5	$1,007.5	$738.1
Robotics and space operations	79.9	78.3	271.0	243.6
Geointelligence	59.9	48.0	182.3	152.4
Consolidated revenues	$498.1	$409.8	$1,460.8	$1,134.1

Revenues

Consolidated revenues for the third quarter of 2026 were $498.1 million, representing an increase of $88.3 million (or 21.5%) from the third quarter of 2025. The year-over-year increase in revenues was driven by higher volumes of work performed in Satellite Systems and Geointelligence.

By business area, revenues in Satellite Systems for the third quarter of 2026 were $358.3 million, which represents an increase of $74.8 million (or 26.4%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the third quarter of 2026 were $79.9 million, which represents an increase of $1.6 million (or 2.0%) from the same period in 2025 driven by a steady volume of work on the Canadarm3 program. Revenues in Geointelligence for the third quarter of 2026 were $59.9 million, which represents an increase of $11.9 million (or 24.8%) from the same period in 2025 driven by higher volume of work on new programs.

Consolidated revenues for the nine months ended September 30, 2026 were $1,460.8 million, representing an increase of $326.7 million (or 28.8%) from the same period in 2025 The year-over-year increase in revenues was driven by higher volumes of work performed across all business areas.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-10

By business area, revenues in Satellite Systems for the nine months ended September 30, 2026 were $1,007.5 million, which represents an increase of $269.4 million (or 36.5%) from the same period in 2025 driven primarily by the increase in volume of work on the Telesat Lightspeed program. Revenues in Robotics & Space Operations for the nine months ended September 30, 2026 were $271.0 million, which represents an increase of $27.4 million (or 11.2%) from the same period in 2025 driven by an increase in volume of work on the Canadarm3 program. Revenues in Geointelligence for the nine months ended September 30, 2026 were $182.3 million, which represents an increase of $29.9 million (or 19.6%) from the same period in 2025 driven by higher volume of work on new programs.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q3 2026 gross profit of $125.9 million represents a $17.9 million (or 16.6%) increase over Q3 2025 driven by higher volumes of work performed across the business. Gross margin in Q3 2026 was 25.3%, compared to 26.4% in Q3 2025, driven by a change in program mix.

For the nine months ended September 30, 2026, gross profit of $367.0 million represents an $84.7 million (or 30.0%) increase over 2025 levels driven by higher volumes of work across all business areas. Gross margin for the nine months ended September 30, 2026 was 25.1% holding steady against a gross margin of 24.9% for the nine months ended September 30, 2025

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the third quarter of 2026 was $96.0 million compared with $82.8 million for the third quarter of 2025, representing an increase of $13.2 million (or 15.9%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.3% in the third quarter of 2026 compared to 20.2% adjusted EBITDA margin reported in the third quarter of 2025 due to a change in program mix and higher investments in SG&A. Adjusted EBITDA margin for the third quarter of 2026 was in line with the Company’s full year margin guidance.

Adjusted EBITDA for the nine months ended September 30, 2026 was $282.9 million compared with $227.7 million for the same period in 2025, representing an increase of $55.2 million (or 24.2%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.4% for the nine months ended September 30, 2026 compared to 20.1% in 2025 due to a change in program mix and higher investments in SG&A and R&D. Adjusted EBITDA margin for the nine months ended September 30, 2026 was in line with the Company’s full year margin guidance.

Adjusted Net Income

Adjusted net income for the third quarter of 2026 was $60.4 million compared with $47.91 million for the third quarter of 2025, representing an increase of $12.5 million (or 26.1%) year-over-year primarily driven by higher gross profit partially offset by investments in SG&A.

Adjusted net income for the nine months ended September 30, 2026 was $162.9 million compared with $135.61 million for the same period in 2025, representing an increase of $27.3 million (or 20.1%) year-over-year largely due to higher gross profit partially offset by investments in SG&A and R&D.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at September 30, 2026 was $3,949.1 million, a decrease of $443.7 million from the backlog at September 30, 2025. The decrease was driven by continued conversion of our backlog into revenue, partially offset by bookings in the quarter. The following table shows the build up of backlog for the three and nine months ended September 30, 2026 as compared with the same period in 2025.

1As adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-11

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Opening Backlog	$4,003.0	$4,567.9	$4,012.9	$4,385.5
Less: Revenue recognized	(498.1)	(409.8)	(1,460.8)	(1,134.1)
Add: Order Bookings	444.2	174.2	1,397.0	1,080.9
Add: Adjustment (1)	—	60.5	—	60.5
Ending Backlog	3,949.1	4,392.8	3,949.1	4,392.8

(1) Backlog adjustment arising from the inclusion of the opening backlog of acquired SatixFy Communications Ltd. (acquisition completed on July 2, 2025)

RESULTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars, except per share data)	2026	2025	2026	2025
Revenues	$498.1	$409.8	$1,460.8	$1,134.1
Materials, labour and subcontractors costs	(354.4)	(288.5)	(1,044.0)	(810.7)
Depreciation and amortization of assets (1)	(17.8)	(13.3)	(49.8)	(41.1)
Gross profit (1)	125.9	108.0	367.0	282.3

Operating expenses:
Selling, general and administration	(39.1)	(27.8)	(114.4)	(81.0)
Research and development, net	(11.4)	(11.9)	(33.0)	(23.4)
Amortization of intangible assets	(30.9)	(30.0)	(92.0)	(53.3)
Share-based compensation	(9.4)	(5.3)	(21.8)	(12.9)
Operating income (1)	35.1	33.0	105.8	111.7
Other income	1.5	9.4	22.2	14.2
Finance income	10.7	1.9	14.7	7.1
Finance costs (1)	(4.5)	(1.9)	(15.5)	(4.9)
Share of profit (loss) of equity-accounted investee	0.2	—	(1.4)	—
Income before income taxes (1)	43.0	42.4	125.8	128.1
Income tax expense (1)	(12.1)	(15.4)	(37.4)	(37.6)
Net income (1)	30.9	27.0	88.4	90.5
Basic earnings per share (1)	$0.19	$0.22	$0.62	$0.73
Diluted earnings per share (1)	0.19	0.21	0.60	0.70

(1) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

Revenues

Consolidated revenues for the third quarter of 2026 were $498.1 million, representing an increase of $88.3 million (or 21.5%) compared with the third quarter of 2025. For the nine months ended September 30, 2026, consolidated revenues were $1,460.8 million, which were $326.7 million (or 28.8%) higher than the same period in 2025. Please refer to ‘Financial Overview’ for a detailed discussion of revenue drivers for the three months and nine months ended September 30, 2026.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-12

Materials, labour and subcontractors costs

Materials, labour and subcontractor costs for the third quarter of 2026 were $354.4 million, representing a $65.9 million (or 22.8%) increase compared to the same quarter of 2025. The increase is due to higher volume of work performed as we execute on our backlog.

Materials, labour and subcontractor costs for the nine months ended September 30, 2026 were $1,044.0 million, representing an increase of $233.3 million (or 28.8%) over the nine months ended September 30, 2025. The increase reflects higher volume of work performed during this period as we execute on our backlog.

Depreciation and amortization of assets

Included in this line item are the depreciation and amortization costs of those assets directly used to support our revenues. These assets are depreciated and amortized on a straight-line basis over their useful lives. Third quarter costs of $17.8 million represents an increase of $4.5 million (or 33.8%) compared with the third quarter of 2025. The year-over-year increase is due to the depreciation and amortization of new assets placed into service.

Depreciation and amortization costs for the nine months ended September 30, 2026 were $49.8 million, representing an increase of $8.7 million (or 21.2%) over the same period in 2025. The year-over-year increase is due to the depreciation and amortization of new assets placed into service.

Selling, general and administration (SG&A)

SG&A expenses include administrative support functions, as well as business development and bids and proposals costs. In addition, audit fees, public company expenses, recruitment, consulting fees and costs related to M&A or other corporate project costs are included in this line item. SG&A expenses for the third quarter of 2026 were $39.1 million, representing an increase of $11.3 million (or 40.6%) over the same quarter in 2025. The increase in SG&A expenses in Q3 2026 mainly reflects an expansion of our SG&A functions and M&A related costs incurred in the quarter.

SG&A expenses for the nine months ended September 30, 2026 were $114.4 million, representing an increase of $33.4 million (or 41.2%) over the same period in 2025. The increase in SG&A expenses in 2026 reflects an expansion of our SG&A functions, the addition of SG&A costs attributable to the acquisition of SatixFy Communications Ltd. in Q3 2025 and M&A related costs incurred in the period. For the nine months ended September 30, 2026, SG&A expenses were 7.8% of revenues compared to 7.1% for the same period in 2025.

Research and development (R&D)

R&D expenses are comprised of costs incurred on R&D activities that are expensed to the statement of comprehensive income in the period, offset by funding received on certain R&D programs. The Company expenses research costs as they are incurred. Development costs are expensed when they do not meet the asset capitalization criteria (e.g. when technical feasibility and/or a market has not yet been established), or the costs are not directly attributable to developing the asset.

Net R&D expense for the third quarter of 2026 was $11.4 million, representing a decrease of $0.5 million (or (4.2)%) from the same quarter in 2025 primarily driven by a drop in activity in Geointelligence related to CHORUS largely offset by incremental activity in our Satellite Systems segment, including the increase in expenses related to next generation space-grade chip development.

For the nine months ended September 30, 2026, net R&D expense of $33.0 million represents a $9.6 million (or 41.0%) increase over the same period in 2025. The increase in R&D expense is primarily due to incremental R&D activities in Satellite Systems, including the increase in expense related to next generation space-grade chip development.

Amortization of intangible assets

This line item includes the straight-line amortization of intangible assets recognized from business acquisitions. Intangible assets are comprised of contractual backlog, customer relationships, proprietary technologies, software and the MDA trademark. These intangible assets are amortized over their useful lives, ranging from 2 to 20 years. The amount expensed in the third quarter of 2026 was $30.9 million, representing a minimal increase of $0.9 million (or 3.0%) compared with the third quarter of 2025.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-13

For the nine months ended September 30, 2026, the amortization expense of $92.0 million represents a $38.7 million (or 72.6%) increase compared with the same period in 2025. The year-over-year increase is attributable to the acquisition of SatixFy Communications Ltd., with associated intangibles being amortized over 2 to 5 years.

Share-based compensation

In April 2021, the Company established an Omnibus Long-term Incentive Plan (Omnibus Plan). The Omnibus Plan is a share-based plan, under which the Company can issue stock options, deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs) to directors and employees.

Further, in the second quarter of 2024, the Company established an employee share purchase plan (ESPP). The ESPP is a cash-settled share-based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. The Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one year holding period.

Share-based compensation expense represents the vesting of the Company’s share-based awards on a graded basis over the awards’ respective vesting periods.

Share-based compensation expense for the third quarter of 2026 was $9.4 million, which represents an increase of $4.1 million (or 77.4%) over the third quarter of 2025. This increase is mainly due to an increase in value of RSUs and PSUs granted.

Share-based compensation expense for the nine months ended September 30, 2026 was $21.8 million, which represents an increase of $8.9 million (or 69.0%) over the same period in 2025. This increase is mainly due to an increase in value of RSUs and PSUs granted.

Other income

Other income includes amounts related to foreign exchange gains (losses), gains (losses) on financial instruments, and other financial adjustments not related to our core business practices.

During the third quarter of 2026, other income was $1.5 million, comprising mainly of $0.6 million of foreign exchange loss, $0.4 million gain on financial instruments and $1.7 million of other income related to a one-time settlement resolved in Q3 2026. The foreign exchange gain is mainly due to the depreciation of the Canadian dollar compared to the US dollar in Q3 2026. The gain on financial instruments is due to a change in fair value of foreign exchange forward contracts and the change in fair value of an embedded derivatives. During the third quarter of 2025, other income was $9.4 million, comprising mainly of $13.1 million in foreign exchange gain, net of $4.7 million unrealized loss on financial instruments, and $1.0 million of other income.

During the nine months ended September 30, 2026, other income was $22.2 million, comprising of $17.2 million of foreign exchange gain, $3.3 million unrealized gain on financial instruments and the aforementioned $1.7 million of other income. The foreign exchange gain is mainly due to the depreciation of Canadian dollar compared to the US dollar in the period. The gain on financial instruments is due to a change in fair value of foreign exchange forward contracts, a gain on disposal of the investment in equity securities and the change in fair value of an embedded derivatives. During the nine months ended September 30, 2025, other income was $14.2 million, comprising of $15.2 million of foreign exchange gain, $2.0 million of unrealized loss on financial instruments, and $1.0 million of other income.

Finance income

Finance income represents the interest income earned on deposits, tax interest income and interest income on assets of defined benefit pension plans.

Finance income for the third quarter of 2026 was $10.7 million compared to $1.9 million for the third quarter of 2025, mainly reflecting higher cash balances.

Finance income for the nine months ended September 30, 2026 was $14.7 million, compared to $7.1 million for the nine months ended September 30, 2025, reflecting mainly higher cash balances.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-14

Finance costs

The Company’s finance costs may include interest expense, interest on lease liabilities, net interest accrual on interest rate swaps, borrowing fees, and gains or losses on modifications of debt facilities, net of capitalized interest expense on certain qualifying capital assets under internal development.

Finance costs for the third quarter of 2026 were $4.5 million, net of $15.7 million of capitalized interest expense. Finance costs for the third quarter of 2025 were $1.9 million1, net of $5.0 million1 of capitalized interest expense. The year-over-year increase of $2.6 million is due to higher interest on the senior unsecured notes issued in Q4 2025 and in Q3 2026 partially offset by an increase in capitalized interest costs.

Finance costs for the nine months ended September 30, 2026 was $15.5 million, net of $23.5 million of capitalized interest expense. Finance costs for the nine months ended September 30, 2025 was $4.9 million1,net of $9.8 million1 of capitalized interest expense. The year-over-year increase of $10.6 million is due to higher interest on the senior unsecured notes issued in Q4 2025 and in Q3 2026 partially offset by an increase in capitalized interest costs.

Share of loss of equity-accounted investee

The Company recognized the total comprehensive gain proportionate to the Company’s ownership of $0.2 million and a loss of $1.4 million for the three and nine months ended September 30, 2026, respectively, on an equity-accounted investee purchased in Q4 2025.

Income tax expense

Income tax expense represents current and deferred taxes. For the third quarter of 2026, the Company recognized an income tax expense of $12.1 million on income before income taxes of $43.0 million representing an effective tax rate of 28.1%. For the third quarter of 2025, income tax expense was $15.41 million recorded on income before income taxes of $42.41 million, representing an effective tax rate of 36.3%. The lower effective tax rate for the third quarter of 2026 compared to the third quarter of 2025 was primarily due to the tax rate difference and certain foreign-exchange gains taxable on account of capital at 50%.

For the nine months ended September 30, 2026, the Company recognized an income tax expense of $37.4 million on income before income taxes of $125.8 million and representing an effective tax rate of 29.7%. For the nine months ended September 30, 2025, income tax expense was $37.61 million recorded on income before income taxes of $128.11 million, representing an effective tax rate of 29.4%1. The effective tax rate for the nine months ended September 30, 2026 is comparable to the prior period.

Net income

Net income for the third quarter of 2026 was $30.9 million compared to $27.0 million1 of net income reported in the third quarter of 2025. The year-over-year increase of $3.9 million (or 14.4%) in Q3 2026 was primarily driven by higher gross profit and lower income tax expense partially offset by an increase in SG&A and share-based compensation expense.

Net income for the nine months ended September 30, 2026 was $88.4 million compared to $90.5 million1 reported in the nine months ended September 30, 2025. The year-over-year decrease of $2.1 million (or 2.3%) was driven primarily by investments in SG&A and R&D, and the increase in amortization of intangible expenses related to the SatixFy Communications Ltd. acquisition in Q3 2025 offset by higher gross profit.

1 As adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-15

RECONCILIATION OF NON-IFRS MEASURES

The following tables provide a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Net income (1)	$30.9	$27.0	$88.4	$90.5
Depreciation and amortization of assets (1)	18.5	13.5	52.0	41.3
Amortization of intangible assets related to business combination	30.9	30.0	92.0	53.3
Income tax expense (1)	12.1	15.4	37.4	37.6
Finance income	(10.7)	(1.9)	(14.7)	(7.1)
Finance costs (1)	4.5	1.9	15.5	4.9
EBITDA	86.2	85.9	270.6	220.5
Unrealized foreign exchange gain	(3.3)	(14.2)	(22.3)	(17.6)
Loss (gain) on financial instruments	(0.4)	4.7	(3.3)	2.0
Loss on buy-out of pension liability	—	—	0.3	—
Acquisition, integration and reorganization costs	6.1	2.4	19.4	13.5
Equity-settled share-based compensation	7.6	4.0	16.8	9.3
Share of (profit) loss of equity-accounted
investee	(0.2)	—	1.4	—
Adjusted EBITDA	$96.0	$82.8	$282.9	$227.7

(1) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars except for adjusted earnings per share)	2026	2025	2026	2025
Net income (2)	$30.9	$27.0	$88.4	$90.5
Amortization of intangible assets related to
business combination	30.9	30.0	92.0	53.3
Acquisition, integration and reorganization
costs	6.1	2.4	19.4	13.5
Loss on buy-out of pension liability	—	—	0.3	—
Loss (gain) on financial instruments	(0.4)	4.7	(3.3)	2.0
Unrealized foreign exchange gain	(3.3)	(14.2)	(22.3)	(17.6)
Embedded derivative effects	0.7	1.5	1.9	0.9
Equity-settled share-based compensation	7.6	4.0	16.8	9.3
Share of (profit) loss of equity-accounted investee	(0.2)	—	1.4	—
Income taxes related to the above items (1)	(11.9)	(7.5)	(31.7)	(16.3)
Adjusted net income (2)	60.4	47.9	162.9	135.6
Weighted average number of shares outstanding-diluted	163,061,246	130,081,115	146,340,037	128,845,691
Adjusted earnings per share-diluted (2)	$0.37	$0.37	$1.11	$1.05

(1) Adjusted effective tax rate applied starting 2026 to reflect the Company’s actual tax burden and provide a comprehensive view of underlying profitability, consistent with the tax expense reflected Statement of Comprehensive Income, versus the statutory income tax rate applied previously.

(2) 2025 figures have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-16

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES

Financial Condition

Total assets of the Company as at September 30, 2026 were $5,543.4 million, representing a $2,162.6 million increase from $3,380.81 million as at December 31, 2025. The increase in asset balances is primarily driven by the increase in our cash balance in the period as a result of completing our public offering of common shares in Q1 and Q3 2026, the issuance of senior unsecured notes in Q3 2026.

Total liabilities as at September 30, 2026 of $2,493.4 million increased by $484.7 compared with $2,008.71 million as at December 31, 2025 primarily driven by the increase in our long-term debt and in accounts payable partially offset by a decrease in our contract liabilities as we execute on our contracts.

The following table represents our working capital position as at September 30, 2026 and December 31, 2025:

	As at
(in millions of Canadian dollars)	September 30, 2026	December 31, 2025
Non-cash current assets	$504.8	$460.0
Current liabilities	1,263.8	1,319.1
Net Working Capital	$(759.0)	$(859.1)

Our Net Working Capital increased by $100.1 million from December 31, 2025 to September 30, 2026. This increase is largely due to the decrease in contract liabilities and employee related liabilities, an increase in trade receivables and inventory, offset partially by an increase in accounts payable and accrued liabilities and other liabilities.

Management monitors net working capital levels on a continuous basis, to ensure the Company has sufficient liquidity to fund its short-term usages of cash necessary in the normal course of operations.

Cash Flows

The Company’s consolidated cash flows are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2026	2025	2026	2025
Cash, beginning of period	$397.8	$665.9	$152.0	$166.7
Total cash provided by (used in):
Operating activities	106.2	32.8	73.7	352.6
Investing activities	(44.6)	(429.3)	(180.5)	(530.2)
Financing activities	1,686.9	(64.5)	2,094.4	217.2
Net foreign exchange difference	7.5	(9.2)	11.5	(10.6)
Net (decrease) increase in cash	1,756.0	(470.2)	1,999.1	29.0
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	—	—	2.7	—
Cash, end of period	$2,153.8	$195.7	$2,153.8	$195.7

For the third quarter of 2026, the net increase in cash was $1,756.0 million compared to a decrease of $470.2 million for Q3 2025. Operating activities in the latest quarter were a source of cash of $106.2 million compared to cash generation of $32.8 million in Q3 2025. The year-over-year increase in operating cash flow is primarily driven by higher working capital contributions in the period due to normal working capital fluctuations. Cash used in investing activities was $44.6 million in Q3 2026 related to capital expenditures net of government grants. In Q3 2025, cash used in investing activities was $429.3 million, comprised of $69.5 million related to capital expenditures, and $359.8 million related to the acquisition of SatixFy Communications Ltd. Cash inflows from financing activities in the latest quarter were $1,686.9 million which reflects proceeds raised through the issuance of senior unsecured notes and share issuance, net of transaction costs. In Q3 2025, cash outflows from financing activities were $64.5 million which reflects net repayments made to our revolving credit facility, repayment of warrants related to the SatixFy Communications Ltd. acquisition, and proceeds from stock options exercised.

1 As adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-17

For the nine months ended September 30, 2026, the net increase in cash was $1,999.1 million compared to a net increase of $29.0 million for the nine months ended September 30, 2025. Operating activities during the nine months ended September 30, 2026 generated $73.7 million of cash compared to $352.6 million of cash generation for the same period in 2025. The lower operating cash flow in the nine months ended September 30, 2026 was driven primarily by an investment in working capital in the period compared to a contribution from working capital in the nine months ended September 30, 2025. Cash used in investing activities was $180.5 million for the nine months ended September 30, 2026 and was mainly comprised of $189.9 million related to capital expenditures, net of government grants, offset by a $9.4 million inflow related to the sale of equity securities. For the nine months ended September 30, 2025, cash used in investing activities was $530.2 million and was mainly comprised of $167.8 million related to capital expenditures, net of government grants and payments of $362.6 million related to the acquisition of Satixfy Communications Ltd. Cash flows from financing activities in the nine months ended September 30, 2026 were an inflow of $2,094.4 million, which reflects net proceeds from our issuance of common shares and senior unscecured notes. This is compared to an inflow of $217.2 million in the nine months ended September 30, 2025, which mainly reflects borrowings on our senior revolving credit facility to complete the SatixFy Communications Ltd. acquisition.

Capital Management

The Company defines its capital as the aggregate of long-term debt and shareholder’s equity. The Company’s primary capital management objectives are to provide an appropriate return to shareholders, safeguard working capital over the annual operating cycle, provide financial resources to grow operations to meet long-term customer demand, and comply with financial covenants under credit facilities.

The Company’s strategy to manage its capital structure is to utilize its borrowing arrangements to obtain operating credit facilities in support of its working capital and planned capital expenditures. When needed, the Company also has access to capital markets to raise equity financing and debt financing. At September 30, 2026, the Company’s outstanding long-term debt stood at $825.8 million, compared to $272.0 at December 31, 2025.

As at September 30, 2026, the Company’s net debt (cash) was $(1,328.0) million representing a net debt (cash) to adjusted trailing twelve month (TTM) EBITDA ratio of (3.5)x, compared with 0.4x as at December 31, 2025.

	As at
(in millions of Canadian dollars, except for ratios)	September 30, 2026		December 31, 2025
Long-term debt	$825.8		$272.0
Less: Cash	(2,153.8)		(152.0)
Net Debt (Cash)	(1,328.0)		120.0
TTM Adjusted EBITDA	$379.1		$323.9
Net Debt (Cash) to TTM Adjusted EBITDA	(3.5	)x	0.4	x

note: Net Debt (Cash) and Adjusted EBITDA are non-IFRS measures (discussed in the Non-IFRS Measures section)

As at September 30, 2026, the Company had total liquidity of $2,853.2 million, which includes cash of $2,153.8 million, and $699.4 million of available liquidity under its revolving credit facility, net of outstanding letters of credit. The Company continually assesses the adequacy of its capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business. The Company has ample liquidity to fund working capital requirements of its operations, capital expenditures, debt service costs, and general corporate costs.

As at September 30, 2026, the Company was in compliance with the financial covenants under the Company’s credit facilities.

Equity was $3,050.0 million as at September 30, 2026, compared with $1,372.11 million as at December 31, 2025. The increase was mainly due to the completion of our public offering of common shares in the period.

1 As adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-18

As at September 30, 2026, the Company had commitments of $40.2 million (December 31, 2025 – $95.6 million) related to purchases of property, plant and equipment, and intangible assets.

FINANCIAL INSTRUMENTS

The Company’s financial assets include cash, trade and other receivables, investments in equity securities, and derivative assets. Financial liabilities include accounts payable and accrued liabilities, long-term debt, and derivative liabilities.

The Company’s activities expose its financial instruments to a variety of risks: interest rate risk, liquidity risk, foreign exchange risk, and credit risk. Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company’s overall risk management activities seek to minimize potential adverse effects on the Company’s financial performance.

Descriptions of financial instrument risks along with how they are managed are disclosed in the Company’s MD&A for the year ended December 31, 2025 as well as in note 22 of the 2025 Audited Financial Statements. There were no significant changes to financial instrument risks in the third quarter of 2026.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has off-balance sheet arrangements in the form of standby letters of credit used mainly in connection with obligations relating to performance and payment guarantees of customer contracts. As at September 30, 2026, the aggregate gross potential liability related to the Company’s letters of credit was approximately $0.6 million (December 31, 2025 – $0.7 million).

As at September 30, 2026 and December 31, 2025, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s related parties are its key management personnel. Key management personnel have authority and responsibility for overseeing, planning, directing, and controlling its activities and consist of the members of the board and the senior members of the management team. For the third quarter and nine months ended September 30, 2026, the nature and extent of related party transactions were not materially different from those disclosed in note 30 of the 2025 Audited Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

The Company’s three and nine months ended September 30, 2026 Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting, using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation as those used in the preparation of the 2025 Audited Financial Statements were followed in the preparation of the three and nine months ended September 30, 2026 Financial Statements with exception of the recent accounting pronouncement listed below.

A summary of the Company’s material accounting policies is disclosed in note 3 of the 2025 Audited Financial Statements.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-19

Critical accounting estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most material effects on the amounts recognized in the consolidated financial statements is disclosed in note 2 & 3(m) of the 2025 Audited Financial Statements.

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The application of these amendments resulted in a $2.7 increase in cash and increase in accounts payable and accrued liabilities at January 1, 2026 on the interim condensed consolidated statement of financial position.

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-20

SUMMARY OF QUARTERLY RESULTS

The following table provides select unaudited quarterly financial results for the eight most recently completed quarters.

(in millions of Canadian	2026			2025				2024
dollars, except per share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Backlog	$3,949.1	$4,003.0	$3,692.7	$4,012.9	$4,392.8	$4,567.9	$4,838.4	$4,385.5
Revenues	498.1	498.6	464.1	499.1	409.8	373.3	351.0	346.6
Gross profit (1)	125.9	125.9	115.2	127.0	108.0	94.7	79.6	81.9
EBITDA	86.2	91.6	92.8	81.7	85.9	60.8	73.8	66.9
Adjusted EBITDA	96.0	96.3	90.6	96.2	82.8	76.3	68.6	70.9
Net income (1)	30.9	27.9	29.6	26.8	27.0	29.0	34.5	25.1
Earnings per share
Basic (1)	0.19	0.20	0.23	0.21	0.22	0.24	0.28	0.21
Diluted (1)	0.19	0.20	0.22	0.21	0.21	0.23	0.27	0.20
Adjusted net income (1)	60.4	51.8	50.7	59.8	47.9	47.7	39.9	38.9
Adjusted earnings per
share
Basic (1)	$0.38	$0.37	$0.39	$0.47	$0.38	$0.39	$0.33	$0.32
Diluted (1)	0.37	0.36	0.38	0.46	0.37	0.37	0.31	0.31

note: See the Non-IFRS Financial Measures section for our discussion of non-IFRS measures used.

(1) 2025 numbers have been adjusted. See note 2(e) to the Interim Condensed Consolidated financial statements

The Company’s operations historically have not experienced seasonality. The Company’s revenues, gross profit, EBITDA, adjusted EBITDA, net income and adjusted net income period over period are affected by the stages of work on its programs and timing of backlog execution.

CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and have caused them to be designed under their supervision to provide reasonable assurance that information required to be disclosed by the Company in annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. DC&P are designed to ensure that information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

Based on investigation and advice of those under their supervision, the CEO and CFO have concluded that the design and operation of the Company’s DC&P were effective and that material information relating to the Company, was made known to them and was recorded, processed, summarized, and reported within the time periods specified under applicable securities legislation.

The Company’s CEO and CFO are also responsible for establishing and maintaining Internal Control over Financial Reporting (ICFR) and have caused ICFR to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our ICFR includes policies and procedures that pertain to the maintenance of records that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS. In completing the design, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version of Internal Control – Integrated Framework.

At September 30, 2026, the CEO and CFO, based on investigation and advice of those under their supervision, have concluded that the design and operation of the Company’s ICFR were effective. The CEO and CFO have also evaluated the Company’s ICFR, or caused it to be evaluated by those under their supervision, and concluded that there were no changes to the Company’s ICFR during the period-ended September 30, 2026 that have materially affected, or reasonably likely to materially affect the Company’s ICFR.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-21

Due to the inherent limitations of DC&P and ICFR, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, management does not expect that DC&P and ICFR can prevent or detect all errors or fraud.

RISK FACTORS

We believe our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and special considerations. For additional information with respect to certain of these risks or factors, reference should be made to those described and listed under the heading “Risk Factors” in the Company’s most recent AIF, which has been filed with Canadian securities regulators and is available on SEDAR+ at www.sedarplus.ca. Each of the risk factors set out in the Company’s AIF are incorporated by reference into this MD&A.

Since the filing of the AIF, the Company has announced the proposed acquisitions of Collecte Localisation Satellites (the “CLS Acquisition”) and Blue Canyon Technologies LLC (the “BCT Acquisition”). These transactions introduce additional risks and uncertainties that investors should consider, including the following:

Either or both of the BCT Acquisition and the CLS Acquisition may be delayed or may fail to be completed if the applicable closing conditions are not satisfied on a timely basis or at all.

The closing of the BCT Acquisition is subject to customary closing conditions and required regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the Committee on Foreign Investment in the United States, as well as requirements under the National Industrial Security Program Operating Manual from the Defense Counterintelligence and Security Agency. The Company intends to consummate each of the BCT Acquisition and the CLS Acquisition promptly following the date on which all such respective conditions are satisfied. However, there can be no assurance that such conditions will be satisfied on schedule or at all. As such, there is no assurance that either of the BCT Acquisition or the CLS Acquisition will be completed or, if completed, will be completed on the terms disclosed. In addition, a substantial delay in obtaining regulatory approvals or the imposition of unfavourable terms and/or conditions in such approvals could have a material adverse effect on the Company’s ability to complete either of the BCT Acquisition or the CLS Acquisition and on the Company’s, CLS’ or BCT’s business, financial condition or results of operations.

The closing of the CLS Acquisition is subject to the satisfaction or waiver of certain conditions, including the exercise of the put option granted pursuant to the CLS Put Agreement and the receipt of required regulatory clearances. If the required procedural steps are not taken, or other intervening events occur, there can be no assurance that the CLS Acquisition will proceed as expected or at all.

Required regulatory approvals and clearances may delay or prevent completion of the BCT Acquisition and the CLS Acquisition or impose burdensome conditions.

The closing of the BCT Acquisition and the CLS Acquisition is subject to the receipt of certain regulatory approvals and clearances, including the expiration or early termination of any applicable waiting period (including any extensions thereof). There can be no assurance as to which regulatory authorities may seek to review the BCT Acquisition or the CLS Acquisition, including in jurisdictions not contemplated by the applicable purchase agreement. The relevant authorities may decline to give approval or clearance as anticipated or may attach terms and/or conditions to their approval or clearance, which could have a materially adverse effect on the Company’s ability to realize the anticipated benefits of, or complete, the BCT Acquisition or the CLS Acquisition, and/or on BCT’s or CLS’ business, financial condition or results of operations, as applicable. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain such regulatory approvals and clearances. In respect of the CLS Acquisition, all costs of seeking such approvals and clearances will be paid for by the Company without reimbursement by the sellers. These costs may be substantial. In addition, in the event that regulatory agencies impose unfavourable terms and/or conditions on CLS or C3 Holding, the Company may still be required to complete the CLS Acquisition on the terms set forth in the CLS Purchase Agreement.

The Company may fail to realize the anticipated benefits of the BCT Acquisition and the CLS Acquisition, which could adversely affect its business and financial results.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-22

The Company believes that the BCT Acquisition and the CLS Acquisition will provide certain benefits to the Company and its stakeholders. There is, however, a risk that some or all of the expected benefits may fail to materialize, or may not occur within the time periods anticipated by the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company. If the BCT Acquisition or the CLS Acquisition fails to provide the results that the Company anticipates, the BCT Acquisition or the CLS Acquisition could materially and adversely affect the Company and its financial results.

The Company may be unable to retain customers or employees of CLS or BCT following the BCT Acquisition and the CLS Acquisition and there may be unexpected costs or liabilities related thereto that could adversely affect the Company.

Although the Company conducted what it believed to be a prudent and thorough level of investigation in connection with each of the BCT Acquisition and the CLS Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, BCT or CLS. Following the BCT Acquisition and the CLS Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. In certain cases, such matters may not be covered by the representation and warranty insurance or the warranty and indemnity insurance, as applicable, obtained in connection with the BCT Acquisition or the CLS Acquisition, and the Company may have limited or no right to claim indemnification under the applicable purchase agreement for any such events. The Company may also be unable to retain customers or employees of BCT or CLS following completion of the BCT Acquisition and the CLS Acquisition, respectively. The continuing and collaborative efforts of the senior management and employees of BCT and CLS are important to the success of those businesses and would be harmed if the Company were to lose their services.

The integration of BCT and CLS into the Company’s business may be more complex, costly or time-consuming than anticipated, and the Company may not realize the full amount of cost savings, synergies and benefits anticipated from the BCT Acquisition and the CLS Acquisition.

The BCT Acquisition and the CLS Acquisition involve the integration of BCT and CLS into the business of the Company. Following the BCT Acquisition and the CLS Acquisition, the integration of the business operations of BCT and CLS may result in material challenges, including the diversion of management’s attention from ongoing business concerns, the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses, and any unforeseen expenses or delays. The integration process is also costly. The Company may fail to realize some or all of the anticipated benefits if the integration process takes longer than expected or is more costly than expected. Potential difficulties include: the inability to achieve anticipated synergies; complexities associated with managing the combined entity; challenges creating uniform standards, controls, procedures, policies and information systems; and performance shortfalls as a result of the diversion of management’s attention.

The BCT Acquisition and the CLS Acquisition could adversely affect the business and operations of the Company, BCT and CLS.

In connection with the BCT Acquisition and the CLS Acquisition, certain clients and suppliers of each of the Company, BCT and CLS may delay or defer decisions or choose to cease contracting with the Company, BCT or CLS, which could negatively impact the revenues, earnings, cash flows and expenses of the Company, BCT and CLS, regardless of whether the BCT Acquisition or the CLS Acquisition is completed. The businesses acquired pursuant to the BCT Acquisition and the CLS Acquisition may be parties to agreements that contain change of control and/or termination for convenience provisions which may be triggered in connection with the applicable acquisition (including by material clients and suppliers of BCT or CLS). The operation of these change of control or termination provisions, if triggered, could materially adversely affect the Company’s, BCT’s and CLS’ results of operations and financial condition and their ability to continue to operate their respective businesses as they do now. In addition, the triggering of such provisions could result in unanticipated expenses and/or cash payments following the consummation of the applicable acquisition. Unless these change of control provisions are waived, or the termination provisions are not exercised, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The Company may be required to pay a termination fee if the BCT Purchase Agreement is terminated in certain circumstances.

Under the BCT Purchase Agreement, the Company may be required to pay RTX (or its designated affiliate) a termination fee if the BCT Purchase Agreement is terminated in certain circumstances, including if the BCT Acquisition is not consummated by the applicable end date, and, at the time of such termination, the conditions relating to the receipt of certain regulatory approvals (including under the HSR Act, applicable antitrust laws or CFIUS) have not been satisfied. If the Company is required to pay a termination fee, the Company’s liquidity and financial condition could be adversely affected. In addition, even if the termination fee is not payable, a failure to complete the BCT Acquisition could result in significant costs, management distraction and other adverse consequences to the Company’s business and growth prospects.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-23

We may incur additional debt (in an amount to be determined) to finance the BCT Acquisition or the CLS Acquisition.

In financing the BCT Acquisition or the CLS Acquisition, we may incur additional debt. Such indebtedness may increase our consolidated indebtedness. Such additional indebtedness would increase our interest expense and debt service obligations and may have a negative effect on our results of operations and/or credit ratings. Such increased indebtedness may also make our results more sensitive to increases in interest rates. Our degree of leverage could have other important consequences for purchasers, including: (i) having a negative effect on our ratings; (ii) limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; (iii) limiting our ability to declare dividends on our Common Shares; (iv) being vulnerable in a downturn in general economic conditions; and (v) being unable to make capital expenditures that are important to its growth and strategies.

OUTSTANDING SHARE INFORMATION

The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol “MDA”. The Company is authorized to issue an unlimited number of common shares. At November 2, 2026, the Company had 162,174,747 common shares outstanding. At September 30, 2026, the details of the outstanding number of units of each type of instruments are as follows:

September 30, 2026
Common shares outstanding	162,174,747

Outstanding instruments convertible into common shares:
Stock options	2,852,910
Restricted share units	794,511
Performance share units	478,583
Deferred share units	227,724

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-24

GLOSSARY OF TERMS

This glossary defines certain business, industry, technical and legal terms used in this MD&A for the convenience of the reader. It is not a comprehensive list of all defined terms used in this MD&A.

All references to the “Company”, “MDA Space”, “MDA”, “we”, “us” or “our” refer to MDA Space Ltd. together with its subsidiaries or its predecessors, as the context requires.

“Backlog” means the dollar sum of revenue that is expected to be recognized from firm customer contracts and carries the same meaning as remaining performance obligations that is disclosed in note 7 of our 2025 Audited Financial Statements

“EO” means Earth observation

“Free Cash Flow” means operating cash flows less net capital expenditures

“GEO” means geosynchronous orbit

“ICFR” means Internal Control over Financial Reporting

“IFRS” means IFRS Accounting Standards as issued by the International Accounting Standards Board

“IoT” means Internet of Things

“LEO” means low Earth orbit

“MD&A” means Management’s Discussion and Analysis

“MDA Space” means MDA Space Ltd., its subsidiaries or its predecessors, as the context requires

“MEO” means medium Earth orbit

“Net Debt” means the sum of the total carrying amount of long-term debt including current portions, as presented on the consolidated statement of financial position, less cash and excluding any lease liabilities

“Omnibus Plan” means the MDA Space omnibus equity incentive plan, pursuant to which MDA Space may grant long-term incentives consisting of stock options, performance share units and/or restricted share units to its executive officers and employees

“Operating Income” means the gross profit less operating expenses

“Order Bookings” means the dollar sum of contract values of firm customer contracts

“R&D” means research and development

“SAR” means Synthetic Aperture Radar

“TTM” means trailing twelve months

MDA Space Ltd. — Management’s Discussion and Analysis For the Third Quarters and Nine Months Ended September 30, 2026 and 2025	M-25